Reply Attention of	William L. Macdonald
Direct Tel.	604.643.3118
EMail Address	wlm@cwilson.com
Our File No.	30324-1 / D/TSW/841692.1

April 5, 2006

BY EDGAR AND FACSIMILE

MAIL STOP 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	Angela Halac

Division of Corporate Finance

Dear Sirs/Mesdames:

Re: Surge Enterprises, Inc. (the “Company”) Registration Statement on Form SB-2/A No. 3 Amended March 22, 2006 Your File No. 333-128995

Further to the telephone call today between Thomas Wachowski of our office, Angela Halac of your office and the accountant and auditor of the Company, we are writing to you on behalf of the Company to elaborate on the Company’s response to comment 10 of your letter dated February 24, 2006.

Each website development agreement entered into between the Company and its customers contains an estimate of the total costs based on agreed-upon specifications of the project. Upon execution of the agreement, a non-refundable 50% deposit is required from the customer. This 50% deposit is booked in Customer Deposits. Upon completion of the project, the customer is billed for the remaining 50% of the price of the contract and Accounts Receivable is booked. Once the remaining 50% is received, Accounts Receivable is cleared.

Revenue from website development services are recognized in accordance with the proportional performance method. Under this method, revenue is recognized as services are performed under the terms of contractual agreements with each customer. Website development activities (outputs) consist of four elements: (i) initial consulting; (ii) layout sketches; (iii) back end programming; and (iv) website optimization.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

With respect to website development consulting contracts entered into for the periods covered in the financial statements included in the SB-2/A, once the initial consultation and layout sketches were completed, the initial 50% deposit was recognized as revenue since the number of hours or subcontract costs associated with initial consultation and layout sketches were approximately 50% of the project’s costs. The second half of the revenue associated with these website development consulting contracts was recognized once the project was completely finished (the remaining two elements, programming and website optimization, were completed and the client was invoiced).

For future website development consulting contracts, if the hours and subcontract costs for initial consultation and sketches are either more or less than 50%, revenue will be recognized on the same basis (i.e. more or less than 50%, as the case may be). If costs are greater than 50%, accounts receivable will be booked for the difference between the 50% deposit and the accounts receivable. If costs are less than 50%, any amounts left from the initial 50% deposit will be recorded as deferred revenue until the completion of the project (at which time the customer is billed for the final amount).

Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

CLARK WILSON LLP

Per:	/s/ William L. Macdonald

William L. Macdonald

WLM/TSW

Encl.

cc:	Surge Enterprises, Inc.
Attention: Troy Mutter, President